EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2006 and 2005

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	June 30, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 731,785	$ 3,423,939
Accounts receivable	21,195	40,240
Due from related party (Note 5)	132,999	131,224
Prepaid expenses and deposits	120,998	142,300
	1,006,977	3,737,703

Other	7,271	7,019
Equipment	507,552	523,090
Mineral property interests (Note 2)	895,522	859,531

	$ 2,417,322	$ 5,127,343

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 264,272	$ 427,870
Due to related parties (Note 5)	189,930	173,273
Capital lease obligation	4,152	--
	458,354	601,143

Capital lease obligation (Note 3)	34,681	--
Preference shares (Notes 4 and 5)	646,979	613,871
	1,140,014	1,215,014

Shareholders’ equity
Share capital	29,925,205	29,874,576
Preference shares (Note 4)	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,305,468	2,319,034
Deficit	(30,466,811)	(27,794,727)
	1,277,308	3,912,329

	$ 2,417,322	$ 5,127,343

Going concern (Note 1)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“William J. Witte”

 -  -A

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Expenses
Amortization	$ 20,507	$ 14,377	$ 42,484	$ 26,613
Accretion of debt portion of preference shares	3,628	2,976	7,191	6,752
Ceramext™ research costs (Note 9)	390,124	374,325	719,993	591,463
Exploration expenses (Note 8)	384,625	307,279	882,102	712,471
Foreign exchange (gain) loss	27,094	(22,777)	23,411	(19,814)
Finance expense	12,190	11,110	24,160	21,683
Legal, accounting and audit	31,133	12,857	48,587	42,544
Management and consulting fees	27,946	6,071	42,261	12,189
Office and administration	167,329	130,956	287,604	216,565
Other consulting	--	--	28,309	--
Salaries and benefits	195,091	237,681	396,567	470,047
Shareholder communications	53,863	91,389	119,459	165,212
Stock-based compensation	--	143,979	--	143,979
Travel	27,081	22,743	85,850	40,932
	1,340,611	1,332,966	2,707,978	2,430,636
Other expenses and income
Interest income	12,790	42,651	35,894	45,492
Loss for the period	(1,327,821)	(1,290,315)	(2,672,084)	(2,385,144)

Deficit, beginning of period	(29,138,990)	(23,644,391)	(27,794,727)	(22,549,562)

Deficit, end of period	$ (30,466,811)	$ (24,934,706)	$ (30,466,811)	$ (24,934,706)

Loss per share – basic and diluted	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.05)

Weighted average number of common shares outstanding	65,650,967	52,646,451	65,594,845	49,917,436

Total common shares outstanding at end of period	65,691,099	65,518,099	65,691,099	65,518,099

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
Six months ended June 30, 2006 and 2005

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	47,158,099	$ 22,819,677	$ 90,902	$ 2,128,708	$ (577,456)	$ (22,549,562)	$ 1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	4,433
Stock-based compensation	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	29,874,576	90,902	2,319,034	(577,456)	(27,794,727)	3,912,329
Shares issued for cash:
Stock options exercised	153,000	37,063	--	--	--	--	37,063
Fair-value of stock options exercised	--	13,565	--	(13,565)	--	--	--
Loss for the period	--	--	--	--	--	(2,672,084)	(2,672,084)
Balance, June 30, 2006	65,691,099	$ 29,925,204	$ 90,902	$ 2,305,469	$ (577,456)	$ (30,466,811)	$ 1,277,308

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash provided by (used for):
Operations:
Loss for the period	$ (1,327,821)	$ (1,290,315)	$ (2,672,084)	$ (2,385,144)
Items not involving cash
Amortization	42,745	42,053	86,003	89,552
Stock-based compensation	--	190,326	--	190,326
Accretion of debt component of preference shares	3,628	2,976	7,191	6,752
Unrealized foreign exchange loss (gain)	28,309	(7,408)	25,665	(10,732)

Changes in non-cash operating working capital
Accounts receivable	(987)	46,332	19,045	25,662
Due to/from related parties	(45,523)	(126,230)	14,882	130,975
Prepaid expenses and deposits	37,547	(51,976)	21,302	(30,801)
Accounts payable and accrued liabilities	2,202	(120,363)	(163,598)	(139,653)
Capital lease obligations	4,152	--	4,152	--
	(1,255,748)	(1,314,605)	(2,657,442)	(2,123,063)

Investing activities:
Mineral property acquisition costs	(35,897)	(35,474)	(35,991)	(35,474)
Equipment additions	(20,630)	(70,640)	(35,784)	(69,155)
	(56,527)	(106,114)	(71,775)	(104,629)

Financing activities:
Common shares issued for cash	37,063	7,055,459	37,063	7,055,459

Increase (decrease) in cash and cash equivalents during the period	(1,275,212)	5,634,740	(2,692,154)	4,827,767
Cash and cash equivalents, beginning of period	2,006,997	498,021	3,423,939	1,304,994
Cash and cash equivalents, end of period	$ 731,785	$ 6,132,761	$ 731,785	$ 6,132,761
Cash and cash equivalents is comprised of:
Cash and in bank	$ 334,327	$ 941,259	$ 334,327	$ 941,259
Short-term money market instruments	397,458	5,191,502	397,458	5,191,502
	$ 731,785	$ 6,132,761	$ 731,785	$ 6,132,761

See accompanying notes to interim consolidated financial statements

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2006 and 2005

(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended June 30, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005.

1.

Going concern assumption

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going-concern, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  As at June 30, 2006, the Company has no source of operating cash flow and has an accumulated deficit of $30,466,811.  In addition, the Company has working capital of $548,623 and has capitalized $895,522 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $2,672,084 for the period ended June 30, 2006.  Operations for the period ended June 30, 2006, have been funded primarily from net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Although there are no assurances that management’s plan will be realized, management is confident that it will be able to secure the necessary financing to continue operations into the future.

These financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2006 and 2005

(expressed in United States dollars)

2.

Mineral property interests

The cumulative acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	June 30, 2006	December 31, 2005
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,726	94,735
Jazz Property, British Columbia	31,828	21,828
Stewart Property, British Columbia	146,782	146,782
	$ 895,522	$ 859,531

Idaho-Maryland Property, California

The Company maintains a lease and option to purchase the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  The lease and option to purchase remain in good standing and expire on May 31, 2007.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares by April 1, 2006.  The property is subject to a 3% net NSR.  The Company has the right to purchase 2/3 of the NSR from the optionor for Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period.  Cash payments to June 30, 2006, totalled $30,000.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 (completed) in exploration work on the property within 2 years from the date of the agreement.  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

3.

Obligations under capital lease

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At June 30, 2006, future minimum lease payments under capital leases are $50,150, including $11,316 of anticipated interest payments, payable at $697 monthly, for a total annual payment of $8,364.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2006 and 2005

(expressed in United States dollars)

4.

Share capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of first preference shares without par value

Preference shares:

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, June 30, 2006 and December 31, 2005	3,948,428	$ 90,902
Debt portion of Class A Preference Shares	June 30, 2006	December 31, 2005
Balance, beginning of period	$ 613,871	$ 577,529
Accretion of debt	7,191	16,448
Foreign exchange loss on debt	25,917	19,894
Balance, end of period	$ 646,979	$ 613,871

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At June 30, 2006, Cdn$198,621 in dividends payable has been accrued in accounts payable.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 6,553,810 common shares, of which 489,810 stock options are still available to be issued.  At June 30, 2006, 6,151,000 stock options are outstanding, exercisable for periods up to ten years.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2006 and 2005

(expressed in United States dollars)

5.

Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 4).

Balances receivable from (f):	June 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ 132,999	$ 131,224
Balances payable to (f):
Directors, officers and employees	$ 189,930	$ 173,273

Related party transactions in these interim consolidated financial statements are as follows:

(a)

Ross Guenther, a director of the Company to June 22, 2006, is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter.  He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $45,000.

(b)

During the six months ended June 30, 2006, $454,428 (2005 - $445,660) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c)

Legal fees of $NIL (2005 - $14,654) were paid to a law firm of which a director, Sargent H. Berner, was an associate counsel until April 1, 2006.

(d)

Consulting fees of Cdn$15,062 (2005 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (b) above.

(e)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company to June 22, 2006.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in Note 4.

(f)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 4.

6.

Comparative figures

Where necessary, comparative figures have been changed to conform to the current period’s presentation.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2006 and 2005

(expressed in United States dollars)

7.

Subsequent event

Subsequent to June 30, 2006, the Company announced a private placement financing of up to 7,500,000 units at a price of Cdn$0.60 per unit.  Each unit will be comprised of one common share and one-half warrant.  Two half-warrants and Cdn$1.00 will purchase one common share for a two year period.  The private placement was announced on August 22, 2006, and as of the date of the filing of these interim financial statements, the private placement had not closed, but as of August 29, 2006, Cdn$1.3 million in share subscriptions have been received.

8.

Exploration expenses

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ 998	$ 539	$ 3,932
Geological and geochemical	193,183	158,954	390,925	312,800
Land lease and taxes	30,270	31,000	60,540	63,787
Mine planning	91,512	49,804	254,397	223,116
Site activities	58,294	40,571	161,672	77,139
Stock-based compensation	--	17,858	--	17,858
Transportation	10,948	6,395	12,200	8,320
Incurred during the period	384,207	305,580	880,273	706,952
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	126	1,433	210	1,788
Incurred during the period	126	1,433	210	1,788
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	207	40	1,535	2,004
Incurred during the period	207	40	1535	2,004
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	84	226	84	1,727
Incurred during the period	84	226	84	1,727

Exploration costs incurred during the period	$ 384,624	$ 307,279	$ 882,102	$ 712,471

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2006 and 2005

(expressed in United States dollars)

9.

Research costs

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Ceramext™ Process Costs
Prototype materials for research	$ 53,897	$ 15,164	$ 105,565	$ 42,201
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	10,000	32,676	20,000	72,939
Ceramext professional fees	9,654	--	14,089	--
Commercialization costs	1,546	2,287	5,753	3,060
Consumable materials	17,762	22,753	27,126	38,804
Engineering costs	224,987	191,766	417,501	293,279
Sample preparation	17,022	13,470	35,466	26,441
Site costs	55,256	63,997	94,493	81,588
Stock-based compensation	--	28,489	--	28,489
Transportation	--	3,723	--	4,662
Incurred during the period	$ 390,124	$ 374,325	$ 719,993	$ 591,463